

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 30, 2017

Roy G. Warren
Chief Executive Officer
Harrison Vickers and Waterman Inc.
712 U.S. Highway 1, Suite 200
North Palm Beach, FL 33408

> **Re:** **Harrison Vickers and Waterman Inc.**
> **Form 10-K Amendment No. 1 for the Fiscal Year Ended June 30, 2015**
> **Filed June 24, 2016**
> **Form 10-Q Amendment No. 1 for the Quarterly Periods Ended**
> **September 30, 2015 and December 31, 2015**
> **Filed June 27, 2016**
> **Form 8-K Amendment No. 1**
> **Filed June 22, 2016**
> **File No. 333-162072**

Dear Mr. Warren:

We issued comments on the above captioned filing on July 8, 2016. On February 14, 2017 we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3849 with any questions.

Sincerely,

/s/ William H. Thompson for

Jim Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products